Exhibit 4.18

United Utilities PLC

Service Contract

Date of Contract:

Employee:	Philip Green

Address:	Marchfield Flowers Hill Pangbourne Berkshire RG8 7BD

Job Title:	Chief Executive Officer

Company:	United Utilities PLC (we,us)

Address:	Dawson House, Great Sankey, Warrington, Cheshire WA5 3LW

Part one – General information

1	The contract

This contract sets out the terms of your employment with us. By signing this contract you agree to keep to these terms. The contract will be interpreted and governed by English law. You warrant that by virtue of entering into this Agreement you will not be in breach of any express or implied terms of any contract with or any other obligation to any third party binding upon you.

2	Duties

a	We are a member of the United Utilities Group of companies. In this contract and schedule, Group means United Utilities PLC and any subsidiary or holding company as defined by section 736 of the Companies Act 1985.

b	You are employed to do the job described in the job title above. However, we may require you to carry out work or hold offices for other companies within the Group either on a temporary or a permanent basis without any additional remuneration.

c	The name or office of the person you report to under this contract is shown in the schedule. Our reporting structures may change but you will be responsible to our board of directors which includes any committee of the board of directors (the Board).

3	Start date of your contract

The start date of this contract and the date your continuous employment starts with us are shown in the schedule.

4	Place of work

a	Your main place of work is shown in the schedule.

b	During the course of your job, you agree to travel to allow you to do your work. We will pay any reasonable expenses involved.

c	We may permanently change your place of work subject to your agreement. If we change it to a place which in our reasonable opinion is too far to travel by way of daily commute without jeopardising your ability to carry out your duties satisfactorily, we will pay reasonable expenses to move you under our relocation policy. If we require you to move we will try to take your wishes into account.

5	Hours

We cannot give you fixed hours of work due to your responsibilities and duties. You must work any hours necessary to allow you to fulfil your duties under this contract. You are exempt from the Working Time Regulations 1998 provisions relating to the maximum weekly working time.

Part two – Benefits

6	Pay

a	We will pay you the salary shown in the schedule. We will pay your salary directly into your bank account on or about the 15th day of each month. This amount will cover that calendar month.

b	You will not be entitled to extra pay for any overtime.

c	We will review your salary and benefits each year and any change will be effective from 1 September. We may increase your salary following a review but we do not have to do so.

d	The pay package shown in the schedule will add up from day to day and will include any fees which you may be entitled to as a director of any company in the Group.

7	Incentive arrangements

Each year, you will take part in our incentive arrangements for directors and senior management. Details of the incentive awards we intend to give you at the start of this contract are shown in the schedule. We do not count the value of incentive awards when we calculate your pensionable earnings.

8	Company car/car allowance

a	At your discretion, we will either provide you with a car or pay you a car allowance. If you select the use of a car, we will agree with you the type of car you can have. We will pay the expenses of running the car, including fuel used on business and private journeys, and replace it from time to time.

b	The value of the car allowance is shown in the schedule. We do not count this allowance when we calculate your pensionable earnings. If we pay you an allowance we will also pay you the fuel costs for business and private journeys.

You are responsible for all other costs and ensuring proper insurance cover is in place for using the car for business. You must obtain our agreement to the suitability of your vehicle for business use.

9      Expenses

We will pay you any travelling, hotel, entertainment and out-of-pocket expenses you have had to pay to carry out your duties, provided they are reasonable. You must provide, where available, receipts or other evidence we ask for when you claim for expenses.

10      Holidays and holiday pay

a	Your yearly entitlement to holidays is 30 days with the holiday year running from 1 April to the following 31 March.

b	Your entitlement to holidays accrues at the beginning of each holiday year except in the holiday year in which your employment with us begins or ends. In this case, your entitlement to holidays accrues at 1/12 of your yearly entitlement for each complete month of service you carry out.

c	In each holiday year you will be entitled to all statutory or public holidays with pay. If we ask you to work on statutory or public holidays we will give you other days off instead.

d	You can carry forward up to five days holiday from one holiday year to another as long as you take these within 2 months of the end of the previous holiday year.

e	We must approve all holidays. If we give you extra holidays in any one holiday year, it does not mean you are entitled to them in future years.

f	If your employment ends for any reason part way through a holiday year you will receive payment for holidays due to you but which you have not taken. If you have taken holidays before you are actually entitled to them you must repay us the cost of those days. We may deduct this amount from any amounts we owe you.

g	We may require you to take accrued unused holiday during any period of notice.

11      Sickness, injury and medical examinations

a	If you cannot carry out your duties under this contract because you are ill or injured, you will be eligible to receive sick pay from us under our sick pay scheme.

b	When you have used up all of your eligibility, we will not pay any further sick pay (other than any entitlement you may still have to statutory sick pay) until you return to work.

c	We will take the amount of statutory benefits which you are entitled to under the statutory sick pay scheme from any sick pay we pay you.

d	We may ask you to have a medical examination at any time. We will pay the cost of the examination and will choose the doctor concerned who will send a written report to our occupational health adviser. If we ask you and you refuse to have a medical examination when we are paying you sick pay, we may decide not to pay you any further sick pay.

e	If your sickness or injury appears to be caused by negligence of a third party and damages may be recoverable, you must tell us straight away. You must also tell us straight away if any claim, compromise, settlement or judgment is made or awarded. You must give us information we may reasonably require. If we require, you must repay to us any damages recovered relating to loss of earnings for the period of the incapacity, provided that the amount you repay is not more than the amount of damages or compensation you recover by you less any costs you have to pay for the recovery of those damages and or compensation. Any refund will not be more than the total remuneration we pay you for the period of absence.

f	If you are absent through ill health for 6 consecutive months or more we may appoint another person to your job title to act jointly with you whilst you are incapacitated, and any such appointment shall not constitute any breach of this agreement.

12      Health screening

We will give you the opportunity to have regular medical screening at our expense. You will receive a report from the doctor.

13	Private health cover

a.	We will include you, your spouse and dependent children, free of charge, in our private health scheme in accordance with the rules of the plan, unless you tell us within one month of receiving this contract that you do not want to be included. We may change the rules of the plan from time to time. The scheme is a taxable benefit under HM Revenue & Customs regulations.

b.	We will include you, free of charge, in our group income protection scheme subject to the rules of the scheme as amended from time to time. We reserve the right to change the provider at any time. We will not assume any liability for any payments that any insurer shall decline to make to you.

14	Retirement age and pension

Details of your retirement age and your pension arrangements are given in the schedule.

15	Cover against risk of death or injury

You are covered, free of charge, by our personal accident insurance scheme. The benefits include a payment of up to five times your annual gross salary if you die or become seriously disabled. This will depend on the terms and conditions of the scheme, which may change, and is in addition to any benefit provided under your pension arrangements.

16	Directors’ and officers’ liability insurance

We will provide directors’ and officers’ liability insurance to cover you, within the limits of the scheme, against any liability claim you may have to defend in civil or criminal proceedings.

17	Professional institutions and societies

We will repay the cost of a professional subscription you may pay to an institution or society which we agree is relevant to your employment, as long as you provide written evidence of payment.

18	Telephone charges and equipment

We will pay some costs and provide you with equipment as detailed in the schedule.

Part three – your obligations as an employee and director

19	Competition and shareholdings

a	Subject to the following terms of this clause, you must spend all of your time and attention during working hours on our business. You must not be involved in any way with any other person firm or company whatever its trade or business unless we agree in writing. This means that you must not own shares or make investments in companies or partnerships or work for or offer advice or help to another business. However, you may hold investment-only shares, debentures or other securities in a company whose capital is traded on a recognised stock exchange. You can only do this if your interest, together with that of your spouse and your children is not more than 5% of the issued value of the class of shares in question. Subject to the approval of the board (such approval not to be unreasonably withheld) you will be able to take on the commitment of one non-executive directorship and shall in any event be entitled to maintain your current charitable commitments.

b	You may become aware of unpublished price-sensitive information about us or the Group. Under Part V of the Criminal Justice Act 1993 it is a crime to deal in securities while you have price-sensitive information. To protect you and us the Group has adopted the London Stock Exchange Model Code for directors' dealings and you must keep to the terms of the code whether or not you are a director of any companies in the Group. You may get a copy of the code from the Company Secretary's office.

c	You are required to build up and retain a shareholding in United Utilities PLC equal in value to your yearly salary. We will provide you with a copy of our shareholding policy which details what counts towards and the period over which you would be expected to reach your target shareholding.

20	Conduct

You shall at all times during the period of this Agreement;

i)	faithfully and diligently perform those duties and exercise such powers consistent with them which are from time to time assigned to or vested in you;

ii)	follow all lawful and reasonable directions of the Board;

iii)	use your best endeavours to promote and protect the Group’s interests;

iv)	keep the Board promptly and fully informed (in writing if so requested) of your conduct of the business or affairs of us and any other Group company and provide such explanations in connection therewith as the Board may require;

v)	not at any time wilfully make any untrue or misleading statement relating to the Group;

vi)	inform the Chairman promptly if you receive a solicitation from a competitor or potential competitor either on a personal or business basis which could be prejudicial to our best interests or those of any Group companies;

vii)	comply with all fiduciary duties;

viii)	comply with all of our codes of ethics and all requirements, codes, recommendations or regulations of the London Stock Exchange plc and of all regulatory authorities relevant to us and any Group company, and in this respect it is your responsibility to familiarise yourself with all applicable matters;

ix)	not enter into any arrangement on behalf of the Group which is outside of its normal course of business or your normal duties.;

x)	report any negligence or misconduct of any director of us or any Group company of which you are aware to the Board without delay;

xi)	disclose to the Board without delay any matters relating to your spouse (or partner), your children, stepchildren, parents, or any trust or body whose affairs or actions you control, which if they applied to you, would contravene clause 19a or b above.

xii)	not resign from any office which you hold with the Group or any trusteeship which you hold as a result of this appointment (without the prior written approval of the Board which shall not unreasonably be withheld)

21	Confidentiality

In this clause “Confidential Information” includes but is not limited to any trade secrets, names and contact details of customers and prospective customers, purchasing and sales agents, suppliers, prices charged to or charged by us and/or any Group company, financial and budget information, and any other information of a confidential nature relating to us or any Group company or information which has been given to us or any Group company by a third party under a duty of confidence where such a duty has been made known to you and which information is not in the public domain provided always that this restriction does apply to information which is in the public domain as a result of a breach of your duties of confidentiality to us and any Group company.

In this clause “Marketing Information” includes all and any information (whether or not recorded in documentary form or on computer disc or tape) relating to the marketing or sales of any product or service of us or any Group company including without limitation sales targets and statistics, market share and pricing statistics, marketing surveys and plans, market research reports, sales techniques, price lists, discount structures, advertising and promotional material, the names, addresses, telephone numbers, contact names and identities of customers and potential customers of and suppliers and potential suppliers to us or any Group company and the nature of their business operations, their requirements for any product or service sold to or purchased by us or any Group company and all confidential aspects of their business relationship with us and/or any Group company.

a	You acknowledge that we and our Group companies possess or will possess a valuable body of Confidential Information and Marketing Information and that you have access to Confidential Information and Marketing Information in order that you may carry out the duties of your employment.

b	You acknowledge that you owe a duty of trust and confidence and a duty to act at all times in the best interests of us and any Group company. You also acknowledge that the disclosure of any Confidential Information and/or Marketing Information to any competitor of ours or of any Group company or to other third parties would place us or any Group company at a serious competitive disadvantage and would cause serious financial and other damage to their businesses.

c	You agree not to, other than in the course of properly carrying out your duties, make use of or disclose (either during the period of your employment by the Company or at any time after its termination) any Confidential Information or Marketing Information.

d	You agree not to obtain or seek to obtain any financial advantage from the disclosure of any Confidential Information or Marketing Information acquired by you in the course of your employment with the Company.

e	You must not make any comment (orally or in writing) about us or the Group or about your job to the media which includes any reporter or other representative of any radio or television station or any newspaper or any other media entity whatsoever, save as in the proper performance of your duties. Any comment to the media will be made in a responsible manner with due regard to its possible effect on your reputation and that of the Group, its officers, employees and associates.

f	You shall not whilst employed by us or any Group company either directly or indirectly publish (verbally or in writing) any opinion, fact or material on any matter within the scope of our business or that of any Group company (whether confidential or not), save as required by law or in the proper performance of your duties.

g	During the term of your employment you shall not make (other than for the benefit of us or any Group company) any record (whether on paper, computer memory, disc or otherwise) relating to any matter within the scope of the business of us or any Group company or their employees or officers or customers or suppliers or concerning our or their dealings or affairs or (either during the term of your employment or afterwards) use such records (or allow them to be used) other than for the benefit of us or any Group company. All such records (and any copies of them) shall belong to us or the relevant Group company and shall be handed over to the Chairman by you on the termination of your employment or at any time during the employment at the request of the Board.

h	Nothing in this clause shall prevent you from making a disclosure pursuant to the Public Interest Disclosure Act 1998 provided that you make such disclosure in the appropriate way to the appropriate person having regard to the provisions of that Act and you have first fully complied with our procedures relating to such disclosures (or those of any Group company as relevant).

22	Intellectual property

In this clause “Intellectual Property” means any concept, discovery, invention, process, procedure, development or improvement in process or procedure; data, design, formula, model, plans, drawings, documentation, database, computer program or software (including related preparatory and design materials) whether registrable or not and whether or not copyright or design rights subsist in it; idea, method, information or know-how, and in the case of any of the above which is made, discovered, created or generated by you whether alone or with others and whether or not in the course of your employment which relates to or affects the Group’s business or which is capable of being used or adapted for use in connection with the Group.

a	Without prejudice to the provisions of the Patents Act 1977, the Copyright Designs and Patents Act 1988 and any other applicable legislation you must immediately disclose to us full details of any Intellectual Property and if the rights in the Intellectual Property belong to us or are capable of doing so, you will act as trustee for us in relation to them, and if requested by the Board whether during your employment or after its termination you will at our expense do everything necessary (including executing documents) to:

i)	protect all current and future rights in the Intellectual Property (by applying for letters patent or other appropriate form of protection) in the United Kingdom or any other part of the world;

ii)	vest, transfer or assign such protection or right as the case may be to us or our nominee with full title guarantee and the right to sue for past infringement and recover damages; and

iii)	provide all reasonable assistance as we may require to obtain, maintain or enforce rights to the Intellectual Property;

b	You hereby irrevocably and unconditionally waive in favour of us the moral rights conferred on you by the Copyright Designs and Patents Act 1988 in respect of any Intellectual Property right in which the copyright is vested in us under this clause or otherwise and you hereby irrevocably authorise us to appoint a person to execute any documents and to do everything necessary to effect you obligations under this clause on your behalf.

Part four – Ending your contract

23	Ending your employment

a	Either you or we may end your employment by giving the period of notice in writing set out in the schedule.

b	We can dismiss you without notice if you:

i)	commit any act of gross misconduct;

ii)	repeat or continue any other serious breach of your obligations under this contract after being given a written warning of termination in the event that such a breach was repeated or continued ; or

iii)	are guilty of any conduct which in the reasonable opinion of the Board brings or is likely to bring you or the Group into disrepute; or

iv)	are convicted of any criminal offence which in the reasonable opinion of the Board affects your position under this contract; or

v)	commit any act of dishonesty whether relating to any Group company, employee or otherwise; or

vi)	become bankrupt or make any arrangement or composition with your creditors generally; or

vii)	in the reasonable opinion of the Board become incompetent to perform your duties by reason of mental health; or

viii)	become prohibited by law from being a director of a company or if you cease to be a director of Group company without the consent or concurrence of the Board; or

ix)	corruptly give or accept or agree to give or accept a gift or payment as a reward for doing or not doing any act to do with our business ; or

x)	you are away from work because of illness or injury for 260 working days or more in any eighteen-month period provided that such dismissal does not prejudice your right to receive benefits under any permanent health insurance scheme in place from time to time.

24	Garden Leave

a	During any period of notice given by us to you or by you to us or if you seek to or indicate an intention to resign as a director of us or any Group company or to terminate your employment without notice, provided that you continue to be paid and enjoy your full contractual benefits until your employment terminates in accordance with the terms of this agreement, the Board may in its absolute discretion without breaking the terms of this agreement or giving rise to any claim against us or any Group company for all or part of the notice period required under the Schedule up to a maximum of 6 months;

i)	exclude you from our premises and those of any Group company;

ii)	require you to carry out specified duties (consistent with your status, role and experience) for us and any Group company or to carry out no duties;

iii)	suspend your authority to act on our behalf or on behalf of any Group company

iv)	announce to employees, suppliers and customers that you have been given notice of termination or have resigned (as the case may be);

v)	instruct you not to communicate orally or in writing with suppliers, customers, employees, agents or representatives of us or any Group company until your employment has terminated;

vi)	appoint another person or persons to take on your job title and role without any requirement for consent from you;

vii)	require you to resign from all offices with us or any Group company forthwith upon request from the Board;

viii)	require you to deliver up to us all property belonging to us or any Group company in accordance with clause 25

b	For the avoidance of doubt, your duties and obligations under this contract continue to apply during any period of exclusion pursuant to this clause. During any period of garden leave we may require you to take any untaken holiday entitlement accrued or likely to accrue up to the termination date during the period of garden leave.

25	Delivery of Documents and Property

On termination of your employment for any reason (or earlier if requested) you will immediately deliver up to us or the relevant Group company all property (including but not limited to documents and software, credit cards, mobile telephone, computer equipment, facsimile machine, keys and security passes) belonging to us or any Group company in your possession or under your control. Documents and software include (but are not limited to) correspondence, diaries, address books, databases, files, reports, minutes, plans, records, documentation or any other medium for storing information. Your obligations under this clause include the return of all copies, drafts, reproductions, notes, extracts or summaries (however stored or made) of all documents and software, and all documents referred to at clause 21g above.

26	Directorship

a	During the period of your employment you will be a director of the Company. Without prejudice to the other terms of this contract you are required to resign as a director of us and any Group company and from all other offices and trusteeships with us or any Group company or any other organisation with which you have had dealings as a consequence of your employment with us or any Group company, without any claim for compensation:

•	within seven days from the end of your employment with us for whatever reason or

•	if we ask, at any time during any period of notice.

If you do not comply with a request to resign under this clause, you agree that the Company Secretary has authority to effect your resignation on your behalf.

b	The termination by the Company of any office of director held by you in the Company (including failure to be re-elected to the office following retirement by rotation) shall automatically terminate your employment, but if the termination of the office is without your consent, concurrence or complicity then such termination shall amount to a breach of this agreement and shall be without prejudice to your right to claim damages in respect of the termination of your employment.

27	Paying your final salary

a	Any final salary due to you on termination of this contract will not be due for payment unless all items referred to within clauses 21g and 25 above have been returned to us and where relevant they are in a satisfactory condition.

Part five – Restrictions

28	Restrictions

a	Following the end of your employment for a period of 12 months (less any period spent on garden leave in accordance with clause 24 above), unless we agree in writing:

•	You cannot be employed, involved or interested in any business in competition with us or any Group company in any area for which you had direct management responsibilities or had direct dealings in the course of your employment during the 12 months immediately before the end of your employment. Business includes any business of researching into, developing, manufacturing, distributing, selling, supplying or otherwise dealing with goods or services we or any Group company distribute, sell or supply.

•	You cannot, in competition with us or any Group company, try to get business from or deal with any firm, person or company you had contact with during the 12 months immediately before your employment ended who was a customer or supplier of us or any Group company.

•	You must not try to encourage away from us or the Group any person who works for it who has confidential or sensitive information about the Group’s business.

b	If any of the obligations under this clause cannot be enforced it will not affect any of the other clauses in this contract.

c	The obligations of clause 28a apply equally during your employment.

d	You agree that you will not at any time:

•	Carry out any trade or business or be associated with any company engaged in any trade or business using any brand names as long as those names are connected with the Group; or

•	After your employment ends, represent or claim you are associated with any company or division within the Group.

e	Each of the restrictions in this clause 28 is considered by the parties to be reasonable in all the circumstances but if any restriction shall be held by any Court to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of us and Group companies, the said restriction shall apply with such modifications as may be necessary to render it valid and effective.

f	We reserve the right to update any of the clauses in this clause 28 when circumstances dictate to reflect the changing nature of the business and protectable interests of the Group.

Part six – Grievance and Disciplinary procedure

29	Grievance and discipline

a	If you have a grievance relating to your employment you should refer it to the Chairman.

b	If we take disciplinary action against you, we will tell you at the relevant time the procedure to be followed and in particular to whom you should address any appeal.

30	Suspension

We may suspend you on full pay while we investigate a disciplinary matter. You must co-operate in any investigation and give us any help we ask for.

Part seven – Miscellaneous

31	Data Protection

We will treat your personal data confidentially and will not give it to third parties unless we have to for purposes connected with your employment or you have given your consent.

You agree to us processing personal data about you for purposes connected with your employment and to inform you of goods and services from businesses within, or promoted by, our Group of companies. In addition you expressly agree to us processing sensitive personal data concerning your racial or ethnic origin, political opinions, religious or other beliefs, trade union membership, health, sex and criminal offences, where this is relevant for purposes connected with your employment, is otherwise permitted by law, or you have given your consent.

You agree that we may record your telephone conversations from and to our property or that of any Group company and may also review any emails that you send or receive at your workplace or using our property or that of any Group company, for the purposes of audit, staff training and evaluation or other legitimate purposes.

You understand that the authority given to you to access the Group’s computers or other electronic systems, and to use and disclose personal data contained in them, is limited to that which is permitted under data protection laws and our other relevant policies published from time to time.

32	Deductions

We are permitted under this contract to make deductions at any time from any monies due to you (including basic pay, bonus, sick pay, holiday pay or any other sums) in respect of any amounts owed by you to us or any Group company.

33	Reconstruction and Amalgamation

Without prejudice to the termination provision of this contract generally if your employment is terminated at any time in connection with any reconstruction or amalgamation of us or any Group company whether by winding up or otherwise and you receive an offer of employment on terms which (considered in their entirety) are no less favourable to any material extent than the terms of this agreement from an undertaking involved in or resulting from such reconstruction or amalgamation you shall have no claim whatsoever against us or any such undertaking arising out of or connected with such termination.

34	Entire Agreement

a	You agree with us that this contract constitutes the entire and only agreement between you and any Group company regarding your employment and that neither you nor any Group company has been induced to enter into this contract upon, nor has any party been given, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in this contract and, to the extent that any of them has been, we (acting in this respect also for all Group companies) and you unconditionally and irrevocably waive any claims, rights or remedies which any of them might otherwise have had.

b	Nothing in clause 34a shall exclude any liability or any rights that you, us or any Group company may have in respect of any statements made fraudulently prior to the execution of this contract or any rights existing in respect of fraudulent concealment by you or us or any Group company.

35	Collective Agreement

There is no collective agreement applicable to your employment.

36	Construction

a	The headings in this contract are inserted for convenience only.

b	Any reference to any statutory provision shall be construed as a reference to any statutory modification or re-enactment of the provision for the time being in force (whether before or after the date of this contract).

c	No modification, variation or amendment to this contract shall be effective unless such modification, variation or amendment is in writing and has been signed by or on behalf of both parties.

d	Any notice required under this contract shall be given in writing.

Schedule

Start date

This contract begins on 20 February 2006.

The start date for calculating your continuous employment is 20 February 2006.

Place of work

Your main place of work will be Dawson House, Warrington.

Who you will report to

You will report to the Chairman.

Basic salary

Your salary at the start of this contract will be £675,000 a year.

Incentive arrangements

(i) Annual bonus plan

You will be entitled to participate in an annual bonus plan. This will provide for the ability to earn an annual bonus of up to 75% of your basic earnings in the financial year 2006/2007. We will give you details of how the annual bonus plan works which you will also be able to access on our intranet. The level of payment will normally be based on achieving corporate targets and/or personal objectives.

Your first participation in the annual bonus plan relating to this appointment will be for the 2006/07 financial year.

You will be able to participate in an annual bonus plan in subsequent years. We will tell you the measures and targets on which the plan is based from year to year. We may change how the scheme works. If we do we will tell you.

We do not count the value of awards made under this plan when we calculate your pensionable earnings.

(ii) Performance share plan

You will also be entitled to participate in the Group’s performance share plan from year to year. This provides for discretionary awards. They are normally in the form of an option over company shares to the value of a percentage of your salary on the date of the award. The number of shares you will receive will depend on the extent to which the performance conditions attached to the award have been satisfied. This is normally measured over a three year period beginning at the start of the financial year in which we make the award to you. You will not have to pay anything to receive your shares.

We will make an award to you for the 2005/06 financial year equal to 80% of your salary. The extent to which the award vests will depend upon performance over the three financial years ending 31 March 2008. We will tell you the amount and the performance conditions for the vesting of future awards at the time they are awarded.

We will give you a copy of the rules and a guide to the operation of the plan when you are granted your award. We may change how the scheme works in relation to future awards. If we do, we will tell you.

We do not count the value of awards made under this plan when we calculate your pensionable earnings.

(iii) Share matching plan

We intend to introduce a share matching plan, subject to obtaining the appropriate approvals, including that of shareholders at the 2006 AGM.

You will be included in the plan, the basic outline of which is that 20% of your annual bonus actually payable will be converted automatically into shares. These “converted shares” will be matched by the company on the basis of two matching shares for every one converted share. The number of matching shares to which you will become entitled will depend on the extent to which corporate performance targets are met over the following 3 years. It is intended that the usual “good leaver” provisions will apply to the matching shares; the converted shares will not be subject to performance conditions nor forfeiture.

There will be a facility for you to increase voluntarily the number of converted shares from 20% up to a total value of 50% of bonus payable. The additional shares converted will be matched on a one for one basis. The vesting of these further matching shares will be subject to the same conditions as for the original matching shares.

It is intended that the first awards under this plan will apply to the 2006/07 annual bonus. We will give you full details and a copy of the rules when they have been formulated and approved.

(iv) Matched investment arrangement

We will put in place a matched investment arrangement.

When you join us, you will invest in United Utilities shares worth 1 x your gross annual salary at the start of this contract. We will match this investment on a 1 for 1 basis. After 5 years, the matched shares will transfer to you provided (a) you have maintained throughout the 5 years a shareholding of at least the number of shares bought initially and (b) you have been employed by UU for the whole of the period. The number of matched shares to transfer to you will be increased by the notional reinvestment of dividends payable on the matched shares in the 5 year period.

Special arrangements will apply for the transfer of matched shares in the event of:

(a)	within the first 3 years, a change of control or your leaving because of ill health and

(b)	during years 4 and 5, a change of control or your leaving because of ill health or dismissal without cause (i.e. dismissal by us for any reason other than those referred to at clause 23 of this agreement)

so that a pro-rata number of shares and the notional reinvestment of dividends payable during the relevant period will be transferred to you relating to the proportion of the 5 year period that you work. 'Change of control' for these purposes will include (1) the Company becoming a subsidiary within the meaning of Section 736 Companies Act 1985 of any other company; or (2) over half the business, assets or undertakings (by revenue) of the Company becoming owned by any person, firm or company other than a company currently within the Group.

Retirement age

You will retire when you are 65 years of age unless we agree that you may continue to work after your 65th birthday.

Pension Scheme

We will include you in the United Utilities Pension Scheme – Defined Contribution section (the Pension Scheme) from the date you join us, unless you tell us that you do not want to join. The scheme is explained in the enclosed Member’s Guide. You can pay a regular contribution of up to 7% of your pensionable earnings each month to your pension fund. If you pay 7%, we will pay a further 25%. However, if you pay lower regular contribution rate, we will match it on a two for one basis.

As an alternative, if you do not wish to join our pension scheme we will be prepared to make a contribution equal to 25% of your salary to a private pension arrangement. This would be paid in monthly instalments.

Whether or not you join the Pension Scheme you will not be contracted-out of the State Second Pension Scheme and you will pay the full rate of National Insurance Contributions.

Company car

We will provide you with a company car. We will agree with you an appropriate vehicle. We will cover the costs of its maintenance, tax and your insurance. You may instead choose to have a cash payment which is currently £14,000 a year. If you decide to take the cash payment, we will pay to you one twelfth of the yearly amount each month with your salary. The payment is taxable. We do not count it when working out your pensionable earnings.

We will provide fuel for business and private mileage whether you chose to take the company car or the cash alternative. The fuel you use for private mileage is a taxable benefit. If you choose to receive the cash alternative, the car fuel benefit charge, based on carbon dioxide emissions, does not apply. The tax payable for your private fuel will be assessed on the actual value of the fuel used for private journeys.

Telephone charges and equipment

We will provide and pay the costs associated with a business telephone and fax line and modem equipment installed in your home.

We will provide a mobile telephone for your business use and will pay for all rental and call charges.

Accommodation

We will pay the reasonable costs of managed rented accommodation for you for a period of up to 6 months from the commencement of employment.

Notice

The period of notice we will give you initially to end this contract is 24 months. After one year’s service this will reduce to a rolling 12 months’ notice.

The period of notice you must give us to end this contract is 6 months.

This contract has been signed on

Signed as a deed	)

by the company	)

Director

Director or Secretary

Signed as a deed	)

by	)

Name

in the presence of the following

Witness’s signature

Name

Address